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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 11)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


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                                 SCHEDULE TO

This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.


Item 5.  Past Contacts, Transactions, Negotiations and
         Agreements.

On January 5, 2001, Mr. Rogel telephoned Mr. Swindells to express Parent's desire to meet and negotiate a business combination. Mr. Swindells stated that the parties had nothing to discuss and that the Company was not for sale, and declined Mr. Rogel's invitation to negotiate or otherwise discuss a business combination transaction between Parent and the Company. Also on that day, Mr. Rogel telephoned Mr. Smelick to express Parent's desire to meet and negotiate a business combination transaction. Mr. Smelick did not return Mr. Rogel's call. On January 5, 2001, Parent's financial advisor, Morgan Stanley, telephoned Goldman Sachs, the Company's financial advisor, to discuss the Offer and the Proposed Merger. Goldman Sachs declined to discuss the Offer and the Proposed Merger in detail.

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Item 6.  Purposes of the Transaction and Plans or
         Proposals.

On January 8, 2001, Parent and the Purchaser filed an amended preliminary proxy statement (the "Amended Preliminary 2001 Annual Meeting Proxy Statement") with the Commission in connection with the solicitation of proxies from the Shareholders with respect to the Annual Meeting. The Amended Preliminary 2001 Annual Meeting Proxy Statement is filed herewith as Exhibit
(a)(5)(J).

Item 12. Exhibits.

(a)(5)(J)      Amended Preliminary Proxy Statement in respect of
               Willamette Industries, Inc. filed by Weyerhaeuser
               Company and Company Holdings, Inc. on January 8,
               2001.

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                                  SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                COMPANY HOLDINGS, INC.,

                                   by

                                        /s/ STEVEN R. ROGEL
                                     --------------------------------
                                     Name: Steven R. Rogel
                                     Title: President


                                WEYERHAEUSER COMPANY,

                                   by

                                        /s/ STEVEN R. ROGEL
                                     --------------------------------
                                     Name: Steven R. Rogel
                                     Title: President and Chief
                                            Executive Officer


               Dated: January 8, 2001

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                                 EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------
(a)(5)(J)      Amended Preliminary Proxy Statement in
               respect of Willamette Industries, Inc. filed by Weyerhaeuser Company and Company Holdings,
               Inc. on January 8, 2001 (incorporated by reference to the Amended Preliminary Proxy
               Statement in respect of Willamette
               Industries, Inc. filed by Weyerhaeuser
               Company and Company Holdings, Inc. on January
               8, 2001).